                                  EXHIBIT 4(vi)

                          SECTION 401 PLANS ENDORSEMENT

Notwithstanding any provision contained therein to the contrary, the Certificate to which this Endorsement is attached is amended as follows:

OWNER AND ANNUITANT

1. The Owner must be either a trustee of a qualified retirement plan under IRC Sections 401(a) or 403(a) or an employee covered by such a plan. If the Owner is a trustee, the term "Participant" as used in this Endorsement shall mean the individual employee for whose benefit the employer has established the plan. If the Owner is an employee, the term "Participant" shall mean the employee.

         In all cases, the Annuitant shall be the Participant and the Annuitant cannot be changed. Prior to the Maturity Date, the Co-Annuitant can be changed, but such change shall not require any distributions under the Contract.

NONTRANSFERABLE

2. An Owner may not transfer his interest in the Contract except: (1) to the Participant; (2) to a trustee or successor trustee of a retirement plan qualified under IRC Sections 401(a) or 403(a); or (3) as otherwise permitted by applicable regulations of the Internal Revenue Service.

         If the Owner is the Participant, he may not assign, sell, transfer, or discount his interest in the Contract, or pledge it as collateral for a loan or as security for the performance of an obligation or for any other purpose, other than to us.

REQUIRED BEGINNING DATE

3. The Participant's entire interest in the Contract shall be distributed as required by IRC Section 401(a)(9), and the regulations thereunder, including the minimum distribution incidental benefit requirement of Prop. Treas. Reg. Section 1.401(a)(9)-2.

         As used in this Endorsement, the term "required beginning date" shall mean April 1 of the calendar year following the calendar year in which
         (1) the Participant reaches age 70 1/2, or (2) the Participant retires from the employment of the employer sponsoring the retirement plan with respect to which the Contract was purchased, whichever is later. Clause
         (2) shall only apply to a Participant who has attained age 70 1/2 before January 1, 1988, and is not a "5- percent owner" (within the meaning of IRC Section 416(i)) at any time during the plan year ending with or within the calendar year in which such owner attained age 66 1/2, and any subsequent plan year. If the Participant becomes a "5-percent owner" in a year after the year in which he or she attains age 70 1/2, the required beginning date shall be April 1 of the calendar year following the calendar year in which such subsequent plan year ends.

         For a Participant in a governmental plan or a church plan (as defined in IRC Section 401(a)(9)(C)), the required beginning date shall be April 1 of the calendar year following the later of (1) the calendar year in which the Participant attains age 70 1/2, or (2) the calendar year in which the Participant retires.

         The requirements of Sections 3,4, and 6 of this Endorsement do not apply with respect to a benefit to which a proper designation is in effect under section 242(b)(2) of the Tax Equity and Fiscal Responsibility Act of 1982.

DISTRIBUTIONS DURING PARTICIPANT'S LIFE

4. The Participant's entire interest shall be distributed no later than the required beginning date, or shall be distributed, beginning no later than the required beginning date over (a) the life of the Participant or the joint lives of the Participant and an individual who is his or her designated beneficiary (within the meaning of IRC Section 401(a)(9)), or (b) a period not extending beyond the life expectancy of the Participant, or the joint life and last survivor expectancy of the Participant and the designated beneficiary.

         If the Participant's interest is to be distributed over a period greater than one year, then the amount to be distributed by December 31 of each year (including the year in which the required beginning date occurs) shall be determined in accordance with the requirements of IRC Section 401(a)(9), including the incidental death benefit requirements of IRC Section 401(a)(9)(G), and the regulations thereunder, including the minimum distribution incidental benefit requirements of Proposed Treasury Regulation Section 1.401(a)(9)-2.

DEATH BENEFIT

5. If, in the event of the Participant's death prior to the Maturity Date, the Death Benefit is not paid to the trustee of a retirement plan qualified under IRC Sections 401(a) or 403(a), it shall be paid to (1) the surviving spouse of the Participant in the form required by IRC
         Section 417(c), unless the spouse elects otherwise in accordance with the requirements of IRC Section 417 or regulations promulgated thereunder, or (2) if there is no surviving spouse, or if the surviving spouse has consented in the manner required by IRC Section 417, or if regulations promulgated by the Treasury Department under IRC Section 417 otherwise permit, to the Beneficiary under the Contract.

         In the "Death Benefit Before Maturity Date" section of part 4 of the Certificate, the first sentence of the paragraph "Death of Annuitant" is deleted, and the second sentence is modified to read as follows: "If any Owner is not an individual, the death of the Annuitant (but not of the Co-Annuitant) is treated as the death of an Owner."

DISTRIBUTIONS AFTER PARTICIPANT'S DEATH

6. If the Participant dies on or after the required beginning date (or if distributions have begun before the required beginning date as irrevocable annuity payments), the remaining portion of the Participant's interest (if any) shall be distributed at least as rapidly as under the method of distribution in effect as of the Participant's death.

         If the Participant dies before the required beginning date and an irrevocable annuity distribution has not begun, the Participant's entire interest shall be distributed by December 31 of the calendar year containing the fifth anniversary of the Participant's death, except that

                  (a) if the interest is payable to an individual who is the Participant's designated beneficiary, the designated beneficiary may elect to receive the entire interest over the life of the designated beneficiary or over a period not extending beyond the life expectancy of the designated beneficiary, commencing on or before December 31 of the calendar year immediately following the calendar year in which the Participant died; or

                  (b) if the designated beneficiary is the Participant's surviving spouse, the surviving spouse may elect to receive the entire interest over the life of the surviving spouse or over a period not extending beyond the life expectancy of the surviving spouse, commencing at any date prior to the later of:

                           (i) December 31 of the calendar year immediately following the calendar year in which the Participant died, and

                           (ii) December 31 of the calendar year in which the Participant would have attained age 70 1/2. If the surviving spouse dies before distributions begin, the limitations of this section shall be applied as if the surviving spouse were the Participant.

                           An irrevocable election of the method of distribution by a designated beneficiary who is the surviving spouse must be made no later than the earlier of December 31 of the calendar year containing the fifth anniversary of the Participant's death or the date distributions are required to begin pursuant to this provision (b). If no election is made, the entire interest will be distributed in accordance with the method of distribution in this provision (b).

                  An irrevocable election of the method of distribution by a designated beneficiary who is not the surviving spouse must be made within one year of the Participant's death. If no election is made, the entire interest will be distributed by December 31 of the calendar year containing the fifth anniversary of the Participant's death.

         In the "Death of Owner" section of the "Death Benefit Before Maturity Date" part of the Certificate, the distribution requirements of provisions "(c)" and "(d)" are deleted. If, after the Participant's death, the designated beneficiary dies before the Maturity Date, no Death Benefit is payable.

LIFE EXPECTANCY CALCULATIONS

7. Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations.

         If benefits under the Contract are payable in accordance with an Annuity Option provided under the Contract, life expectancy shall not be recalculated. If benefits are payable under an alternate form acceptable to us, life expectancies shall not be recalculated unless annual recalculations are elected at the time distributions are required to begin (a) by the Participant, or (b) for purposes of distributions beginning after the Participant's death, by the surviving spouse. Such an election shall be irrevocable as to the Participant or the surviving spouse, and shall apply to all subsequent years.

         The life expectancy of a non-spouse designated beneficiary (a) may not be recalculated, and (b) shall be calculated using the attained age of such designated beneficiary during the calendar year in which distributions are required to begin pursuant to this Endorsement. Payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life in which expectancy was first calculated.

ANNUITY OPTIONS

8. Except to the extent Treasury regulations allow us to offer different Annuity Options that are agreed to by us and are stated in the employer's plan, only Annuity Options 1 and 2 shall be available to the Participant. All Annuity Options must meet the requirements of IRC
         Section 401(a)(9), including the requirement of IRC Section 401(a)(9)(G) that payments to persons other than Participants are incidental.

         Annuity Option 1(b) is not available for a Participant whose life expectancy is less than 10 years. Under Annuity Option 2(a) and 2(b) the designated Co-Annuitant must be the Participant's spouse. Annuity Option 2(b) is not available for a Participant and his or her spouse where the joint life expectancy of the Participant and such spouse is less than 10 years.

         Except as hereinafter provided, only Annuity Option 2(a) is available to a married Participant. A married Participant may elect another Annuity Option, provided his or her spouse consents in accordance with the requirements of IRC Section 417 or provided such election is otherwise permitted under Treasury Regulations. An unmarried Participant will be deemed to have elected Annuity Option 1(a) unless he or she makes a different election in the manner required under IRC
         Section 417 (and applicable regulations).

ELECTIONS AND CONSENTS

9. Elections and consents made pursuant to the Contract may be revoked in the form, time, and manner prescribed in IRC Section 417 (and applicable regulations). All elections and consents required by the Contract shall adhere to the requirements of the applicable regulations interpreting IRC Section 417 (or any other applicable law), including the requirements as to the timing of any elections or consents.

         No amount may be paid from the Contract in a lump sum unless such payment is allowed under both the retirement plan with regard to which the Contract is purchased and the Internal Revenue Code and related regulations. A Participant who is married must have the consent of his or her spouse to withdraw all or part of the Contract Value.

MATURITY VALUE

10. If the Contract Value is greater than $3,500, as determined on the first day of the month preceding the Maturity Date, in accordance with the requirements of IRC Sections 411(a)(11) and 417 (and applicable regulations), we will not exercise our right to pay the Contract Value on the Maturity Date in one lump sum in lieu of annuity benefits.

DIRECT ROLLOVERS

11. Notwithstanding any provision of the Contract to the contrary that would otherwise limit a distributee's election under this Section 11, a distributee may elect, at the time and in the manner prescribed by us, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

         An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint life expectancies) of the distributee and the distributee's designated beneficiary, or for a specified period of ten years or more; any distribution to the extent such distribution is required under IRC Section 401(a)(9); and the portion of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities).

         An eligible retirement plan is an individual retirement account described in IRC Section 408(a), an individual retirement annuity described in IRC Section 408(b), an annuity plan described in IRC
         Section 403(a), or a qualified trust described in IRC Section 401(a), that accepts the distributee's eligible rollover distribution. However, in the case of an eligible rollover distribution to the surviving spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity.

         A distributee includes a Participant. In addition, the Participant's surviving spouse and the Participants's spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in IRC Section 414(p), are distributees with regard to the interest of the spouse or former spouse.

         A direct rollover is a payment by us to the eligible retirement plan specified by the distributee.

IRC SECTION 72(S)

12. All references in the Contract to IRC Section 72(s) are deleted from the Contract.

Endorsed on the Certificate Date of this Certificate.


NORTH AMERICAN SECURITY LIFE INSURANCE COMPANY

Richard Hirtle

Vice President